Filed pursuant to Rule 424(b)(3)
File No. 333-234420

PROSPECTUS SUPPLEMENT (To Prospectus dated January 8, 2020 and Prospectus Supplements dated January 24, 2020, March 6, 2020, June 17, 2020, June 22, 2020 and July 17, 2020)	August 19, 2020

OFS Credit Company, Inc.
$25,000,000
Common Stock
This prospectus supplement supplements the prospectus supplement dated July 17, 2020 (the “Fifth Prospectus Supplement”), the prospectus supplement dated June 22, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated June 17, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated March 6, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated January 24, 2020 (the “First Prospectus Supplement”) and the accompanying prospectus thereto, dated January 8, 2020 (the “Base Prospectus,” together with the Fifth Prospectus Supplement, the Fourth Prospectus Supplement, the Third Prospectus Supplement, the Second Prospectus Supplement, the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, with Ladenburg Thalmann & Co. Inc.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 20 of the Base Prospectus and the “Supplementary Risk Factors” section beginning on page 5 of the Third Prospectus Supplement before investing.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to August 18, 2020, we sold a total of 173,498 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $2.8 million after deducting commissions and fees.

RECENT DEVELOPMENTS

On August 19, 2020, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of July 31, 2020 is between $10.89 and $10.99. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ended July 31, 2020, which will be reported on our Form N-PORT, may differ materially from this estimate.
We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact on the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after July 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.
The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

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